Exhibit 99.6

CONSENT of QUALIFIED PERSON

I, Lyn Jones, P.Eng., do hereby consent to the public filing of the technical report titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of October 24, 2012, and amended on October 15, 2014 (the “Technical Report”).  I further consent to the publication of the Technical Report by Entrée Gold Inc. (“Entrée”) on its company website or otherwise.

I have read Entrée’s News Release dated October 24, 2012 (the “News Release”), which the Technical Report supports.  I consent to the use of extracts from, or a summary of, the Technical Report in the News Release, and I confirm that the News Release fairly and accurately represents the information in the part of the Technical Report that I am responsible for.

Dated, this 15th day of October, 2014.

“Original Document Signed and Sealed”
Lyn Jones, P.Eng.